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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          FOR THE MONTH OF OCTOBER 2001

                        ---------------------------------


                        COMMISSION FILE NUMBER 000-30744

                               [360NETWORKS LOGO]

                                360NETWORKS INC.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

                        ---------------------------------



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.   Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).


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INDEX

         NEWS RELEASE ISSUED OCTOBER 19, 2001

         The Company announced its financial results for the period ended June 30, 2001


BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.


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NEWS RELEASE - OCTOBER 19, 2001

All figures in U.S. dollars
Prepared in accordance with U.S. generally accepted accounting principles (GAAP)

360NETWORKS ANNOUNCES SECOND QUARTER 2001 FINANCIAL RESULTS

Vancouver - 360networks, a fiber optic network services provider that is restructuring under creditor protection in Canada and the United States, today announced its financial results for the period ended June 30, 2001.

Revenue, including sales contract adjustments, for the first six months of 2001 was $17 million, compared with $234 million for the same period in 2000. Revenue for the three months ended June 30, 2001 was a negative $63 million, compared with $158 million for the same period in 2000.

The decreases are due to the renegotiation of a number of dark fiber contracts. Revenue of $102 million that was previously recorded on a percentage of completion basis has been reversed and replaced with revenue from the renegotiated contracts. These adjustments reflect various terms and conditions, including exchange or return of network segments and some price revisions.

"We successfully renegotiated several contracts to best meet our customers' needs and accelerate our cash collections, but this resulted in the reduction of GAAP revenue," said Vanessa Wittman, chief financial officer of 360networks.

The company incurred a gross loss of $154 million for the first six months of 2001, compared with a gross profit of $87 million for the same period in 2000. Gross loss was $172 million for the second quarter of 2001, compared with a gross profit of $58 million in the second quarter of 2000.

Selling, general and administrative expenses were $112 million for the first six months of 2001, compared with $36 million for the same period in 2000, and $67 million for the second quarter of 2001, compared with $24 million for the same period in 2000. The increases are due primarily to the addition of sales, product and network services personnel in late 2000 and early 2001 as the company's business shifted from constructing networks and selling dark fiber to providing network and other services.

In June 2001, 360networks reduced its workforce by approximately 800 positions as part of efforts to lower operating expenses and conserve capital. This reduction, combined with further downsizing, has resulted in a 70% decrease of the company's workforce.

The company recently conducted an extensive evaluation of its assets and operations. As a result of the downturn in the telecommunications and data communications markets, 360networks has reduced significantly the value of its assets and operations. Accordingly, the company has recorded a provision for asset impairment of $4.4 billion for the first six months of 2001. The company will continue to evaluate the value of its assets while under creditor protection. In addition, the company recorded a provision for bad debts of $163 million for the first half of 2001 against accounts receivable that may not be collectable.


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Earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority-based interest (EBITDA) was a loss of $429 million for the first six months of 2001, compared with a gain of $51 million for the same period in 2000. EBITDA for the second quarter of 2001 was a loss of $399 million, compared with a gain of $34 million in the second quarter of 2000.

Net loss was $5.1 billion ($6.28 per share) for the first half of 2001, compared with $149 million ($0.33 per share) for the same period in 2000. Net loss was $5 billion ($6.13 per share) for the second quarter of 2001, compared with $104 million ($0.19 per share) in the second quarter of 2000. The losses in 2001 were due primarily to the asset impairment provision, the renegotiation of contracts, bad debt allowances and reorganization costs.

"We continue to provide optical and colocation services to customers throughout the United States and Canada while we reorganize our business and work with our creditors on an emergence plan," said Jimmy Byrd, chief operating officer of 360networks. "Our cash needs have been significantly reduced and we are making good progress toward cash flow breakeven."

The company is operating currently with a budget approved by secured lenders to the end of this year. 360networks is in compliance with a budget requirement to maintain a minimum cash balance of $100 million.

360networks will file its second quarter 2001 financial statements and the related management's discussion and analysis with securities commissions in Canada and the United States by October 25, 2001.

ABOUT 360NETWORKS

360networks offers optical network services to telecommunications and data communications companies in North America. The company's fiber optic network includes terrestrial segments and undersea cables in North America, the Atlantic and South America.

On June 28, 2001, the company and several of its operating subsidiaries voluntarily filed for protection under the Companies' Creditors Arrangement Act
(CCAA) in the Supreme Court of British Columbia. Concurrently, the company's principal U.S. subsidiary, 360networks (USA) inc., and 22 of its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Insolvency proceedings for several subsidiaries of the company have been instituted in Europe and Asia.

For more information about 360networks, visit www.360.net.

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.


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FOR MORE INFORMATION, PLEASE CONTACT:

Michelle Gagne                                   Nancy Bacchieri
Director of corporate communications             Director of investor relations
360networks                                      360networks
604.648.7703                                     206.239.4064
michelle.gagne@360.net                           ir@360.net


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       360NETWORKS INC.


                                       By: /s/ VANESSA WITTMAN
                                           ------------------------------
                                               Vanessa Wittman
                                               Chief Financial Officer

DATE: October 19, 2001